EXHIBIT (d)(iv)

                        Grant Letter to Israeli Employees

Date: [________]

Mr./Mrs.

[Family_name] [First_Name]

"Optionee"

                           Re: Lumenis Ltd. - Options

It is with pleasure that I hereby notify you that on [ ] (the "Date of Grant") Lumenis Ltd. (the "Company") has decided to grant you [Total_QTY] Options (the "Options") which shall enable you to purchase [Total_QTY] Ordinary Shares of the Company, NIS 0.10 par value each ("Shares"). The Options are granted under the Israel 2003 Share Option Plan ("Plan").

                              Terms of the Options

1.    Number of Options granted: [Total_QTY]

2.    Purchase Price per Share: $[Exercise_price]

It is the intent of the Company that the Options will qualify in accordance with the provision of the Income Tax Ordinance. The Options granted hereunder contain such terms as will qualify them for the special tax treatment under section 102 of the Israeli Tax Ordinance.

Other than as set forth herein, the Options shall be subject to the Plan.

You will be entitled to exercise the Options on the following vesting dates (the "Vesting Dates").

From [Vesting 1], [Qty_1] Options;

From [Vesting 2], [Qty_2] Options;

From [Vesting 3], [Qty_3] Options;

From [Vesting 4], [Qty_4] Options;

In any event, no options may be exercised later than [Expiration_date] (the "Expiration Date"). Each Option shall be exercisable following the vesting dates applicable thereto, and subject to the provisions of the Plan, for one Share. However, no Option shall be exercisable after the Expiration Date. This special tax treatment requires meeting some requirements including, but not limited to:
New Options should be held for the benefit of the Optionees for a period of not less than two years (24 months) from the end of the tax year in which the options were granted.

The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date.

Unless otherwise decided by the Company's board of directors or compensation committee, in the event your employment with the Company or a subsidiary shall be terminated without Cause (as defined in the Plan), you will only be able to exercise Options that are exercisable at the time of such termination for a 90 day period from the date of such termination of employment. In the event that termination is the result of death or disability, any Options still in force may be exercised for a twelve month period from the date of such termination. Options

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granted but not exercised within this time period shall expire, unless otherwise decided by the Company's board of directors or compensation committee.

Notwithstanding the above, in the event the Company terminates your employment for cause, you shall not be entitled to exercise any Options not yet exercised.

You shall not have any voting rights as a shareholder (in any and all matters whatsoever) in respect of any Shares purchasable upon the exercise of any Options, until you are registered as holder of such Shares in the Company's register of shareholders upon exercise of the Options.

After you have exercised your right to purchase the Shares, you may sell them subject to meeting any tax requirements.

In consideration for the Options granted, you hereby agree to the deduction of the applicable tax withholding from your gross salary as required by applicable laws.

The Options are being granted to you personally because of your contribution to the Company. You are not entitled to levy any lien thereupon or transfer them to third parties.

In accordance with the Plan, you (and not the Company) will bear all the tax consequences that may arise from the Option grant, exercise, payment for shares or any other event or transaction in connection with the Plan or the Options, including tax consequences connected with the sale of Shares.

If you have any questions or you feel that a certain point is not entirely clear to you, please ask Stephen B. Kaplitt, General Counsel and Secretary, who will be glad to answer any questions.

I would like to take the opportunity to thank you for the efforts made and for your contribution to the development of our Company. I hope the grant of these Options will enhance the feeling of partnership between the Company and yourself, and that you will continue to contribute to the Company's growth and success.

Sincerely,


Yossi Gal,

Executive Vice President of Human Resources
Lumenis Ltd.


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